Exhibit 21.1
LIST OF SUBSIDIARIES
Active Subsidiaries of the Company as of December 31, 2022

Name of Subsidiary	State/Country of Incorporation

Ubiquity.com, Inc.	Delaware
Xacta Corporation	Delaware
Teloworks, Inc.	Delaware
Telos Identity Management Solutions, LLC (DBA Telos ID)	Delaware
Teloworks Philippines, Inc.	Philippines
Telos APAC Pte. Ltd.	Singapore